Exhibit 21.1

Micware Co., Ltd.

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Micware Automotive Co., Ltd.	Japan
Micware Navigations Co., Ltd.	Japan
Micware Mobility Co., Ltd.	Japan
Micware Operation Co., Ltd.	Japan
Micware Create Co., Ltd.	Japan
Micware North America, Inc.	California, United States
Micware Asia Pacific Co., Ltd.	Thailand
Micware Europe GmbH	Germany